Российская СНГ Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, [redacted]

«27» May 2004г. № 13-370

04030776

SUPPL

RECEIVED
2004 JUN 17 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the news bulletins published in the Supplement to "Bulletin of Federal Commission on Securities Market of Russia", # 40 (655), dated May, 26, 2004 with the information about the significant fact (event, action) relevant to the financial and economic activity of OJSC"Surgutneftegas". Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

dlw 6/17

628400,	*Тел.:*	*42-61-33*	*ul. Kukuyevitskogo, 1,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumenskaya Oblast,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Khanty-Mansiysky*	*Telex*	*735525 SEVER RU*
Ханты-Мансийский	*Факс*	*42-64-95*	*Autonomous Okrug,*	*Fax*	*42-64-95*

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON THE PERIOD FOR PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITY HOLDERS"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The code of the significant fact: ***0900155A19052004.***

6. The Internet-resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FKTsB Rossii", newspaper "Neft Priobya".***

8. Class, category (type), issue and other identifying attributes of the registered securities: ***ordinary non-documentary registered shares and preferred non-documentary registered shares of OJSC "Surgutneftegas"***

9. Issues state registration number, state registration date:

ordinary non-documentary registered shares 1-01-00155-A as of June 24, 2003;

preferred non-documentary registered shares 2-01-00155-A as of June 24, 2003.

10. Definition of the Issuer's liability: ***dividend payment for 2003 on ordinary and preferred non-documentary registered shares amounting to RUR 6,233,958,976.3.***

11. The date when the liability is to be performed: ***19.05.2004.***

12. Fact of liabilities performance and non-performance by the Issuer: ***performed except when shareholders failed to submit correct and complete information for dividend payment.***

13. Method of yield payment of the Issuer's securities: ***Cash.***

14. Reason for non-performance:

- incorrect, incomplete or outdated information on shareholder banking account details stated in the registered person form to receive dividends;

- incorrect, incomplete or outdated information on shareholder mailing address stated in the registered person form to receive dividends;

Monetary value of non-performed liability: ***RUR 41,688,771.25***

Acting Director General
OJSC "Surgutneftegas" **N.I.Matveev**

Date: May 20, 2004 Stamp

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON ACCRUED AND (OR) PAID YIELD ON THE ISSUER'S SECURITIES"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The code of the significant fact: ***0600155A19052004.***

6. The Internet-resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FKTsB Rossii", newspaper "Neft Priobya".***

8. Class, category (type), issue and other identifying attributes of the registered securities: ***ordinary non-documentary registered shares and preferred non-documentary registered shares of OJSC "Surgutneftegas"***

9. Issues state registration number, state registration date:

ordinary non-documentary registered shares 1-01-00155-A as of June 24, 2003;

preferred non-documentary registered shares 2-01-00155-A as of June 24, 2003.

10. Registering body that has registered of securities issue: ***Federal Securities Market Commission of Russia***

11. The Issuer's managing body which adopted a resolution on dividend payments on the Issuer's shares: **annual general shareholders' meeting of OJSC "Surgutneftegas".**

Date when the decision on dividend payment was adopted: ***March 20, 2004;***

Date when the minutes of general shareholders' meeting were drawn: ***March 22, 2004.***

12. Total amount of dividend accrued on shares of a certain category (type):

RUR 5,001,639,258.7 per an ordinary share

RUR 1,232,319,717.6 per a preferred share

Total amount of dividend accrued on one share of a certain category (type):

RUR 0.14 per an ordinary share

RUR 0.16 per a preferred share

13. Method of yield payment of the Issuer's securities: ***Cash.***

14. Dividend payment end date: ***19.05.2004.***

15. Total amount of dividends paid on the Issuer's shares: ***RUR 6,192,270,205.05***

Acting Director General
OJSC "Surgutneftegas" **N.I.Matveev**

Date: May 20, 2004 Stamp

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«27» мая 2004г. № 13-370

RECEIVED
2004 JUN 17 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам тексты информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России №40 (655) от 26 мая 2004, о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность ОАО «Сургутнефтегаз», и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 листах в 1 экземпляре.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

628400,	*Тел.:*	*42-61-33*	*ul. Kukuyevitskogo, 1,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumenskaya Oblast,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Khanty-Mansiysky*	*Telex*	*735525 SEVER RU*

Сообщение о существенном факте «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская область, г. Сургут, ул.Кукуевицкого, 1***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***ИНН 8602060555***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***

5. Код существенного факта: ***0900155А19052004***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: ***«Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***

8. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО "Сургутнефтегаз"***

9. Государственный регистрационный номер выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

10. Содержание обязательства эмитента: ***выплата дивидендов за 2003 год по обыкновенным и привилегированным именным бездокументарным акциям в размере 6 233 958 976,3 рублей.***

11. Дата, в которую обязательство должно быть исполнено: ***19.05.2004.***

12. Факт исполнения обязательства или неисполнения обязательства эмитента: ***Исполнено, кроме случаев представления акционерами неверных либо неполных данных для получения дивидендов.***

13. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

14. Причина неисполнения:

- ***неверные, неполные либо устаревшие данные о реквизитах банковского счета акционера, который он указал в анкете зарегистрированного лица для получения дивидендов;***
- ***неверные, неполные либо устаревшие данные о почтовом адресе акционера, который он указал в анкете зарегистрированного лица для получения дивидендов.***

Размер обязательства в денежном выражении, в котором оно не исполнено: ***41 688 771,25 рублей.***

И.о. генерального директора
ОАО «Сургутнефтегаз» ***Н.И. Матвеев***

Дата 20 мая 2004г. М.П.

Сообщение о существенном факте «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская область, г. Сургут, ул.Кукуевицкого, 1***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***ИНН 8602060555***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***

5. Код существенного факта: ***0600155А19052004***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: ***«Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***

8. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО "Сургутнефтегаз"***

9. Государственный регистрационный номер выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

10. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России.***

11. Орган управления эмитента, принявший решение о выплате дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО "Сургутнефтегаз".***
Дата принятия решения о выплате дивидендов: ***20 марта 2004 года;***
Дата составления протокола общего собрания акционеров: ***22 марта 2004 года.***

12. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа):
на обыкновенные акции: 5 001 639 258,7 рублей;
на привилегированные акции: 1 232 319 717,6 рублей;
Размер дивиденда, начисленного на одну акцию определенной категории (типа):
на обыкновенную акцию: 0,14 рубля;
на привилегированную акцию: 0,16 рубля.

13. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

14. Дата окончания выплаты дивидендов: ***19.05.2004.***

15. Общий размер дивидендов, выплаченных по акциям эмитента: ***6 192 270 205,05 рублей.***

И.о. генерального директора
ОАО «Сургутнефтегаз» ***Н.И. Матвеев***